INTRODUCING COLLECTIVE WISDOM TECHNOLOGIES (CWT)

An innovative company that will challenge the status quo with many new, technology-enabled solutions

Our Approach

Identifying opportunity by leveraging the Wisdom of the Crowd

All of our products are conceived and crafted with a single commonality: the firm belief that by tapping into the collective knowledge of our Management Team, Accredited Investors, Service Providers and Members, we can create successful solutions for startups and investors.

Wisdom of the Crowd

The Wisdom of the Crowd is the collective opinion of a group of qualified individuals, rather than that of a single expert.

Our Objective

Create fast, scalable, crowd-driven, seed funding solutions, leveraging the expertise and knowledge of a group or crowd.

Our Areas Of Specialty

FinTech, Entrepreneurship, Startups, Early Stage Technology, Financial Services, Technology-driven Solutions, Seed Funding, Investing, Crowd-driven, and Community.

Our Products

INTRODUCING:

WeSeedFund

The technology platform for matching business with investors

What if thousands of professionals and investors with varying backgrounds were used to rank startups, rather than relying on one person to make the choice? CWT believes by using the Wisdom of the Crowd the firm can provide greater access to quality deal flow and better returns. The "Crowd" which makes the selections comprises members, service providers, investors, and web users.

Meet Entrepreneurs & Businesses

Buy Shares In The Companies Of The Future

Monitor & Follow Your Investments

CONTACT US TO FIND OUT MORE

Our Other Products

P2P Lending Collective

Mentor Collective

Collective Harvest

Our Team

Collective Wisdom Technologies is lead by financial and technology experts, and guided by an experienced team of Advisors and Specialists with deep financial investment experience.

EXECUTIVE TEAM
Byron Bennett
CEO – Director

Byron is a Wharton-educated, passionate innovator with a strong finance background.

EXECUTIVE TEAM
Barett Hicken
COO – Director

Barett is a senior executive with a 15-year proven track record of successfully defining key business strategies.

EXECUTIVE TEAM
Hrant Arbeaspas
Director

As a principal of Hye Holdings since 1985, diversified into real estate and numerous other business interests and activities.

EXECUTIVE TEAM
Juli Rasmussen
IT Project Manager, Scrum Master, Commercial Real Estate Broker and Investor

News

Collective Wisdom Technologies Commits One Percent of Net Income Annually to NFTE

JULY 10, 2018

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Attention All Doers, Entrepreneurs, Founders, Innovators, Makers and Startups

JUNE 24, 2018

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Leveraging the Wisdom of the Crowd to level the playing field for business startups and investors

JUNE 22, 2018

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CONTACT

Collective Wisdom Technologies, Inc.
250 Grand St. – 1H
New York, NY 10013

Tel: (212) 555-5555
Email: info@cwtinvest.com
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